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                                                                 Exhibit 99.3

AT CHARTERMAC                        AT THE FINANCIAL RELATIONS BOARD
-------------                        ---------------------------------
Brenda Abuaf                         Joe Calabrese - General Info (212) 661-8030
Director of Shareholder Services     Maura Gedid - Analyst Info (212) 661-8030
 (800) 831-4826

                  CHARTER MUNICIPAL MORTGAGE ACCEPTANCE COMPANY
            ANNOUNCES THE PUBLIC OFFERING OF 7,900,000 COMMON SHARES

NEW YORK, NY - May 11, 2001 - Charter Municipal Mortgage Acceptance Company ("CharterMac") (AMEX: CHC) today announced the public offering of 7,900,000 common shares of beneficial interest at a price of $14.64 per share.

Stuart J. Boesky, Chief Executive Officer of CharterMac stated, "We are very proud to announce our first common equity offering since the Company's inception. We believe that this offering is an important step in furthering CharterMac' s business plan and we are very enthusiastic about the opportunities that will become available to us through the consummation of this transaction."

"The proceeds from this offering will be used to pay down outstanding debt, fund new investments and continue our growth," Boesky continued.

Net proceeds of the offering to CharterMac will be approximately $109 million. The underwriters, led by UBS Warburg, also include First Union Securities, Inc., and Legg Mason Wood Walker Incorporated. The underwriters have an option to purchase an additional 1,185,000 shares to cover over-allotments. If the option is exercised in full, the net proceeds to CharterMac would then be approximately $125 million. The offering is expected to close on May 15, 2001. A written prospectus supplement prepared in connection with this offering may be obtained from the underwriters.

CharterMac invests in tax-exempt bonds, the proceeds of which are used to finance and refinance the development and ownership of multifamily housing nationwide. The Company's portfolio is currently comprised of direct and indirect ownership interests in tax-exempt multifamily bonds in 19 states as well as in the District of Columbia.

For more information, please visit us at www.chartermac.com.

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements speak only as of the date of this press release. You should review the risk factors contained in the prospectus supplement issued in connection with the offering described in this press release for a discussion of the risks related to the ownership of CharterMac's common shares. CharterMac expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in CharterMac's expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.